NEWS RELEASE TSX: KL

KIRKLAND LAKE GOLD BEATS 2016 UNIT COST GUIDANCE; PROVIDES 2017 COST OUTLOOK

Toronto, Ontario– February 27, 2017 - Kirkland Lake Gold Ltd. (“KL Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to announce preliminary operating costs and All-In Sustaining Costs (‘AISC’) for the full year and the fourth quarter of 2016. The numbers contained in this document are unaudited and subject to finalization. Final numbers for these measures will be available when the Company releases its 2016 audited financial and operational results on March 29, 2017. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.

Full Year 2016 Highlights 1

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Total operating costs of $188 million resulted in preliminary operating cost per ounce[2] and AISC per ounce[2] estimated at $575 and $920 respectively; below the lower range of 2016 operating cost guidance of $600 - $650 per ounce and AISC guidance of $1,000 - $1,050 per ounce.

•	Gold sales of 329,489 ounces at an average realized price[2] of $1,235 per ounce.

Fourth Quarter 2016 Highlights1

•	Total operating costs of $60.0 million resulted in preliminary operating cost per ounce estimated at $535 and AISC per ounce of $875.

•	Record performance at the Macassa Mine Complex and Fosterville Gold Mine; operating cost per ounce estimated at $415 and $420 respectively, and AISC at $820 and $645, respectively.

•	Gold sales of 111,690 ounces at an average realized price of $1,205 per ounce.

Tony Makuch, President and CEO of KL Gold stated: "2016 was a transformational year for KL Gold. Three highly complementary mining companies with a shared vision merged to create a new diversified mid-tier gold producer. During the fourth quarter and since completing the business combination with Newmarket Gold, we realized record low operating costs from both the Macassa and Fosterville Gold Mines of $415 per ounce and $420 per ounce respectively. These are remarkable achievements, highlighting KL Gold’s ability to provide investors with significant free cash flow generation from our cornerstone assets. In addition, I am very pleased to report record production and 2016 operating costs and AISC considerably below guidance, a testament to the world class potential of our flagship operations with grade improving at depth.”

“Looking ahead, we are on track to report updated Mineral Reserves and Resources estimates during this quarter, and are excited about the prospects of our aggressive 2017 exploration drilling program of $45 – $55 million. The 2017 guidance reflects our disciplined approach for achievable and sustainable results. Our goal is to deliver on our production and cost guidance and create value for our shareholders.”

Operating cost per ounce in 2016 is estimated at $575, below the lower range of the Company’s guidance of $600-$650. AISC per ounce in 2016 is estimated at $920, below lower range of the guidance of $1,000-1,050. Total operating costs in 2016 are estimated at $188.0 million and include the results for December 2016 of the acquired Newmarket Gold Inc. (“Newmarket Gold”) and eleven month results of St Andrew Goldfields Ltd. (“St Andrew”), acquired by the Company on January 26, 2016. Preliminary operating cost per ounce and AISC per ounce in the fourth quarter are estimated at $535 and $875, respectively, based on operating costs of approximately $60.0 million.

The following table sets out the Company’s production guidance, previously announced on January 9, 2017, and cost guidance for 2017.

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NEWS RELEASE TSX: KL

2017 Detailed Guidance

	CANADIAN OPERATIONS			AUSTRALIAN OPERATIONS		CONSOLIDATED
	Macassa	Holt	Taylor	Fosterville	Cosmo
Gold Production (ounces)	180,000 – 185,000	65,000 – 70,000	55,000 – 60,000	140,000 – 145,000	60,000 – 65,000	500,000 – 525,000
Operating Costs per ounce*	$552 – $568	$672 – $723	$551 – $601	$467 – $484	$941 – $1020	$625 -$675
AISC per ounce*						$950 -$1,000
Operating Costs ($ million)						$310 - $320
Royalty Costs ($ million)						$16 - $20
Sustaining and Growth Capital ($ million)						$180 - $200
Exploration Expenditures ($ million)						$45 - $55
Corporate General and Administrative Expenses ($ million)						$14

* Operating Cash Costs per ounce and AISC per ounce reflect an average USD to CAD exchange rate of 1.28 and a USD to AUD exchange rate of 1.28

2016 Year End and Fourth Quarter Financial Results and Conference Call Details

Full financial results for the three and twelve months ended December 31, 2016, will be released on Wednesday March 29, 2017, before market open.

A conference call to discuss the results will be held by senior management on Wednesday March 29, 2017, at 11:00AM ET (8:00AM PT). The call will be webcast and accessed at the KL Gold website, in the Investor section under Events.

2016 YEAR END & FOURTH QUARTER CONFERENCE CALL DETAILS
DATE:	Wednesday March 29, 2017
CONFERENCE ID:	49352992
TIME:	11:00AM ET (8:00AM PT)
TOLL-FREE NUMBER:	1 (877) 201-0168
INTERNATIONAL CALLERS:	1 (647) 788-4901
WEBCAST URL:	http://event.on24.com/wcc/r/1344600/7FC885765E8A4485FC4A6044B5818D4C

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Technical Services is a “qualified person” as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

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NEWS RELEASE TSX: KL

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd (KL Gold) is a mid-tier gold producer targeting +500,000 ounces in tier 1 mining jurisdictions of Canada and Australia. The production profile of the Company is anchored from two high-grade, low-cost operations including the Macassa Mine Complex located in northeastern Ontario and the Fosterville Gold Mine located in the state of Victoria, Australia. KL Gold’s solid base of quality assets is complemented by development and district scale exploration projects, supported by a strong financial position with extensive management and operational expertise.

Footnotes

(1) Full Year 2016 results include the results of Kirkland Lake Gold Inc. (“former Kirkland Lake”) operations for the full year; the results of the Newmarket Gold operations for December 2016, being the period following the completion of the merger between the former Kirkland Lake and Newmarket Gold; and the results of the St Andrew operations for the period starting on January 27, 2016, being the period following the completion of the acquisition of St Andrew by former Kirkland Lake.

Fourth Quarter 2016 costs include the results of former Kirkland Lake and St Andrew for the full quarter and Newmarket Gold for December 2016.

(2) Non_GAAP Measures

Operating cost, all-in sustaining costs and average realized gold price per ounce are Non-GAAP measures. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are considered Non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with International Financial Reporting Standards ("IFRS" or "GAAP"), certain investors use such Non-GAAP measures to evaluate the Company's performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. A reconciliation of operating cost per ounce and AISC per ounce to total operating costs for the most recent reporting period, the three and nine months ended September 30, 2016 and October 31, 2015, is set out on the Company's MD&A for the period ended September 30, 2016 filed on SEDAR at www.sedar.com and at www.klgold.com.

Operating Cost per Ounce

Operating costs are disclosed in the notes to the Company's consolidated financial statements and include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Operating cost per ounce is based on ounces sold and is calculated by dividing operating costs by gold ounces sold.

All-In Sustaining Costs per Ounce

While there is no standardized meaning across the industry for this measure, the Company's definition conforms to the definition of all-in sustaining costs as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines AISC as the sum of operating costs, royalty expenses, sustaining capital, corporate expenses, sustaining exploration expenses, and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by gold ounces sold.

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NEWS RELEASE TSX: KL

Average Realized Price per Ounce Sold

Average realized price per ounce sold is a Non-GAAP measure. In the gold mining industry, average realized price per ounce sold is a common performance measures but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with GAAP is revenue from gold sales. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of KL Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans. .

Specifically, this news release contains forward-looking statements regarding, among other things, forecast gold production of between 500,000 and 525,000 ounces in 2017; estimated 2017 total operating costs between $625 and $675 per ounce; estimated 2017 all-in sustaining costs of between $950 and $1,000 per ounce sold; and growth exploration expenditures between $45 million to $55 million. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect KL Gold’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although KL Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of KL Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of KL Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold and Newmarket with the Canadian securities regulators, including Kirkland Lake Gold’s and Newmarket’s respective annual information form, financial statements and related MD&A for the financial year ended December 31, 2015 and their interim financial reports and related MD&A for the period ended September 30, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although KL Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. KL Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For further information and to receive news releases by email, register on the website www.klgold.com

Anthony Makuch, President, Chief Executive Officer & Director

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Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com

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